UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIBUNE BROADCASTING RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

TRIBUNE BROADCASTING RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2004 and 2003	3
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2004	4
Notes to Financial Statements	5-10

All other schedules of additional financial information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TRIBUNE BROADCASTING RETIREMENT PLAN
Date: June 28, 2005	/s/ Chandler Bigelow Chandler Bigelow Secretary and Member of the Tribune Company Employee Benefits Committee

TRIBUNE BROADCASTING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	(UNAUDITED) December 31,
	2004	2003
Assets:
Investments, at fair value
Mutual funds	$178,699	$142,057
Master trusts	37,123	–

Total investments, at fair value	215,822	142,057

Receivables:
Contributions from Tribune Company	2,973	683

Net assets available for benefits	$218,795	$142,740

The accompanying notes are an integral part of the financial statements.

TRIBUNE BROADCASTING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(UNAUDITED) Year Ended December 31, 2004

Additions:
Additions to net assets attributed to:
Tribune Company contributions	$ 125,890

Investment income:
Interest and dividends	3,582
Net appreciation in fair value of investments	7,011

Net investment income	10,593

Total additions	136,483

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(6,570)
Administrative fees	(5,131)
Net transfer of assets	(48,727)

Total deductions	(60,428)

Net increase in net assets available for benefits	76,055

Net assets available for benefits:
Beginning of year	142,740

End of year	$ 218,795

The accompanying notes are an integral part of the financial statements.

TRIBUNE BROADCASTING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS – (UNAUDITED)

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Tribune Broadcasting Retirement Plan (the “Plan”) is provided for general information purposes. Plan participants should refer to the Plan document for more complete information.

General

The Plan was established effective April 1, 2003 by Tribune Company (the “Company”). The Plan is a defined contribution plan that covers the non-union employees at the St. Louis, Missouri location of KPLR, Inc. as well as employees of Tribune Broadcast Holdings, Inc. at its KWBP station in Portland, Oregon who meet age and service requirements. Separate benefit accounts are maintained for each participant. Effective March 31, 2004, account balances of participants at KWBP were transferred to the Tribune Company 401(k) Savings Plan.

Non-union employees of the Company at participating subsidiaries are generally eligible to participate if they are 21 years of age and have one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody of the Plan’s assets and the investment management of some of the Plan’s assets.

Contributions

The Company makes a contribution of 4% of each employee’s eligible compensation to the Plan. Participants direct the investment of the Company contributions into various investment options offered by the Plan. The Plan offers nine investment alternatives, including seven publicly traded mutual funds, the Tribune Company Stock Fund Master Trust (“Tribune Stock Fund Master Trust”), and the Fidelity Stable Value Fund Master Trust (“Stable Value Fund Master Trust”).

Participants may elect to have all or a percentage (in 1% increments) of their share of the Company’s contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their share of the Company’s contributions be invested in the Tribune Stock Fund Master Trust. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change how contributions are invested at any time, and these changes are effective the next pay period. Participants may make interfund transfers on a daily basis.

Participants’ accounts

Each participant’s account is credited with allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants earn vesting rights to Company contributions at a rate of 20% per year of service, or 100% after five years.

Payment of benefits

Distributions of account balances are generally made to participants in a single sum payment. Distributions are made in cash, except that participants may elect to receive Tribune Stock Fund Master Trust investments in shares of Tribune Company common stock.

Plan termination

Although it has not expressed any intent to do so, and subject to any collective bargaining agreement, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contribution.

Forfeited accounts

Forfeitures of terminated unvested account balances are used to reduce future employer contributions and totaled $2,789 and $531 for the years ended December 31, 2004 and 2003, respectively.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value, except for guaranteed investment contracts (“GICs”) held by the Stable Value Fund Master Trust. The GICs are stated at contract value, which consists of amounts invested (net of withdrawals) plus reinvested earnings. Publicly traded mutual funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Stock Fund Master Trust is valued at the unit closing price as determined by the Trustee on the last business day of the Plan year.

Net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor. At December 31, 2004 and 2003, all benefit claims that were processed and approved for payment had been distributed.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003
Tribune Company Stock Fund Master Trust;
1,365 units and 0 units, respectively (see Note 5)	$34,668	$ –
Vanguard Institutional Index Fund; 310 units
and 244 units, respectively	34,355	24,822
Vanguard Prime Money Market Fund Institutional Shares;
33,343 units and 26,431 units, respectively	33,343	26,430
Vanguard Wellington Admiral Fund; 536 units
and 363 units, respectively	27,960	18,083
Fidelity Diversified International Fund; 968 units
and 590 units, respectively	27,730	14,231
Vanguard Explorer Admiral Fund; 396 units
and 0 units, respectively	27,465	–
Vanguard Total Bond Market Index Fund; 1,657 units
and 1,090 units, respectively	17,015	11,241
Tribune Company Stock Fund; 0 units
and 843 units, respectively	–	26,189

During 2004, the Plan's investments (including realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year) appreciated in value by $7,011 as follows:

Year Ended December 31, 2004
Appreciation (Depreciation):
Mutual funds	$ 11,357
Tribune Stock Fund Master Trust	(4,346)

Net appreciation in fair value of investments	$ 7,011

NOTE 4 — INTERESTS IN MASTER TRUSTS

Tribune Stock Fund Master Trust

The Tribune Stock Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Tribune Stock Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune sponsored retirement plans. Each participating retirement plan owns units of the Tribune Stock Fund Master Trust. The assets of the Tribune Stock Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Tribune Stock Fund Master Trust was less than 1%. Investment income and administrative expenses related to the Tribune Stock Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The following table presents the fair values of investments and investment loss for the Tribune Stock Fund Master Trust.

December 31, 2004
Investments at fair value:
Tribune Company common stock	$925,016,320
Cash	3,717,470

Total investments	$928,733,790

Year Ended December 31, 2004

Investment income (loss):
Net depreciation in fair value
of Tribune Company common stock	$(227,324,945)
Interest	26,952
Dividends	10,932,558

Total investment loss	$(216,365,435)

Stable Value Fund Master Trust

The Stable Value Fund Master Trust was established effective January 1, 2004. A portion of the Plan’s assets are invested in the Stable Value Fund Master Trust, which was established for the investment of assets of the Plan and several other Tribune Company sponsored retirement plans. Each participating retirement plan has an interest in the Stable Value Fund Master Trust. The assets of the Stable Value Fund Master Trust are held by the Trustee. At December 31, 2004, the Plan’s interest in the net assets of the Stable Value Fund Master Trust was less than 1%. Investment income and administrative expenses related to the Stable Value Fund Master Trust are allocated to the individual plans based upon balances invested by each plan.

The Stable Value Fund Master Trust primarily invests in synthetic GICs issued by insurance companies and other financial institutions. The Stable Value Fund Master Trust provides participants principal preservation and a stable interest rate that is reset quarterly. The Stable Value Fund Master Trust allows for daily withdrawals and exchanges that are paid at contract value (principal and interest accrued to date). All GICs included in the Stable Value Fund Master Trust are accounted for at contract value.

Synthetic GICs simulate the performance of a traditional investment contract. The Stable Value Fund Master Trust owns the assets underlying the synthetic GICs. To enable the Stable Value Fund Master Trust to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, the Stable Value Fund Master Trust purchases fully benefit responsive “wrapper” contracts issued by financial institutions. These contracts provide the Stable Value Fund Master Trust with market and cash flow risk protection. The Stable Value Fund Master Trust’s investment guidelines for synthetic GICs require that the financial institutions have a minimum credit rating of “AA” or equivalent. The average yield of the GICs was 4.41% in 2004. The portfolio crediting rate of the GICs was 4.07% in 2004.

The following table presents the values of investments and investment income for the Stable Value Fund Master Trust.

December 31, 2004
Investments:
Mortgages	$ 80,112,118
Corporate bonds	36,473,837
Government bonds	63,896,179
Short-term securities	8,618,949

Investments at fair value	189,101,083

Synthetic wrapper	(2,094,601)

Total investments at contract value	$ 187,006,482

Year Ended December 31, 2004
Investment income:
Net appreciation in fair value of investments	$ –
Interest	7,709,471

Total investment income	$7,709,471

NOTE 5 — INCOME TAX STATUS

The IRS has not yet determined and informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Tribune Stock Fund Master Trust transactions also qualify as party-in-interest transactions.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.